Exhibit 3.60

OPERATING AGREEMENT AND REGULATIONS

OF

BEE RIDGE PLAZA, LLC

THIS OPERATING AGREEMENT AND REGULATIONS of BEE RIDGE PLAZA, LLC (the “Regulations”), are made and entered into as of the 30th day of May, 2003, by and among ASSET CAPITAL CORPORATION, LLC, a Delaware limited liability company (“ACC”) and K&T ACQUISITION CORP., a Florida corporation (“K&T”) (each of which shall hereinafter be referred to individually as a “Member” and collectively; as the “Members”).

RECITALS

A. The Members agree to form a limited liability company to: i) acquire from Metropolitan Life Insurance Company (“Met”), pursuant to that certain Purchase and Sale Agreement with an effective date of April 11, 2003 between Met and Asset Capital Corporation, LLC (the Wet Life Agreement”), and hold in the Company that certain mortgage (the “Mortgage”) and related loan documents in favor of Met (the “Loan”) described in the Met Life Agreement and which Mortgage encumbers that certain parcel of red property located within Sarasota County, Florida and more particularly described on Schedule A attacked hereto (the “Property”), to achieve the purposes set forth in that certain letter agreement between ACC & K&T (the “Agreement”) dated May 30, 2003, the terms of which are incorporated herein by reference, and ii) to engage in such other lawful acts or activities that may be carried on by the Company under applicable law and the terms of these Regulations.

B. The Members desire to form such limited liability company under the laws of the State of Florida for the purposes set forth herein and in the Agreement and, accordingly, desire to enter into these Regulations in order to set forth the terms and conditions of the business and affairs of the Company and to determine the rights and obligations of its Members and the Managing Member.

C. The Members desire to engage the Managing Member, and the Managing Member desires to accept such engagement, to manage and administer the business and affairs of such limited liability company, all as more fully described herein.

NOW, THEREFORE, the Members and the Managing Member, intending to be legally bound, hereby agree that the limited liability company regulations of the Company shall be as follows:

ARTICLE I

Formation

Section I.1 Organization. The Members agree to form and establish a Florida limited liability company under the name Bee Ridge Plaza, LLC (the “Company”) pursuant to Chapter 608, Florida Statutes, and such other provisions of Florida law as shall be applicable to limited liability companies (collectively the “Act”). Except as expressly set forth herein or in the Agreement, or if there is only one Member of the Company, no Member shall have the right to, and each Member agrees not to, withdraw from the Company or petition any court of competent jurisdiction for the dissolution, termination or liquidation of the Company, and no Member shall have the right to petition or take any action to place any assets of the Company, or any part hereof, into the authority of any court pursuant to bankruptcy, insolvency, receivership, or other similar proceedings. Further, no Member shall seek a partition of the Company or any assets of the Company, however if any such action shall occur, including any dissolution or liquidation of the Company, notwithstanding anything contained herein to the contrary, the Property (and any proceeds from the sale or financing of the Property) shall belong to and shall be the sole property of K&T).

Section I.2 Regulations: Effect of Inconsistencies with Act. The parties hereto agree to the terms and conditions of these Regulations, as they may from time to time be amended, supplemented or restated according to its terms. The parties hereto intend that these Regulations, the Agreement and the Escrow Agreement dated May 30,2003 between K&T, ACC and Chicago Title Insurance Company (the “Escrow Agreement”) shall be the sole source of the relationship among the parties hereto and, except to the extent that a provision of these Regulations expressly incorporates U.S. federal income tax rules by reference to sections of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the Treasury Regulations promulgated thereunder, or is expressly prohibited or ineffective under the Act, these Regulations shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law.

Section I.3 Name. The name of the Company is Bee Ridge Plaza, LLC, and such name shall be used at all times in connection with the conduct of the Company’s business.

Section I.4 Effective Date. Upon the execution of these Regulations by all parties hereto, these Regulations shall become effective as of the date fist above-written.

Section I.5 Term. The Company shall have perpetual existence until it is dissolved or liquidated and its affairs wound up, in accordance with these Regulations and the Act.

Section I.6 Principal Place of Business. The Company’s initial principal place of business shall be located at the offices of John Dunham, Esq., 2 North Tamiami Trail, Suite 500, Sarasota, Florida 34236. Upon the consent of the Member(s) holding a majority of the Percentage Capital Accounts (as hereinafter defined), the Managing Member may change the location of the Company’s principal place of business from time to time. The Managing Member shall make any filing and take any other action required by applicable law in connection with the change and shall give notice to all other Members of the new location of the Company’s principal place of business promptly after the change becomes effective. Upon the consent of the Member(s) holding a majority of the Percentage Capital Accounts, the Managing Member may establish and maintain additional places of business for the Company.

Section 1.7 Foreign Qualifications. The Company shall qualify to do business as a foreign limited liability company in each jurisdiction in which the nature of its business requires such qualification.

ARTICLE II

Business, Purposes and Powers

Section II.1 Business and Purposes. The business and purposes of the company are (a) to pursue the actions described in paragraph A. of the Recitals set forth above, which Recitals are deemed to be true, correct and a part of these Regulations; and (b) to engage in any other lawful act or activity which may be carried on by a limited liability company under the Act which the Members may from time to time authorize or approve pursuant to the provisions of these Regulations, whether or not related to the business described in these Regulations or to any other business at the time engaged in by the Company.

Section II.2 Powers. The Company shall have all powers of a limited liability company under the Act and the power to do all things necessary or convenient to operate its business and accomplish its purposes as described in Section 2.1 hereof.

Section II.3 Limitations on Scope of Business. Except for the authority expressly granted to the Managing Member in these Regulations, no Member, employee or other agent of the Company shall have any authority to bid or act for the Company or any other Member in the carrying on of their respective businesses or activities.

ARTICLE III

Management

Section III.l General. Except as otherwise provided in this Section 3.1 and as otherwise provided in Articles IV and V hereof, all decisions and actions relating to the management, control and conduct of the business and affairs of the Company shall require the consent of the Member(s) holding a majority of the Percentage Capital Accounts. Notwithstanding the foregoing, without the prior consent of the Member(s) holding a majority of the Percentage Capital Accounts, the Managing Member shall be entitled to take such administrative actions as shall be advisable in the ordinary, day-to-day administration of the business and affairs of the Company.

Section III.2 Execution of Documents. Any agreements, other documents or instruments shall be signed on behalf of the Company by the Managing Member, or such other person or persons as all of the Members shall designate.

Section III.3 Indemnity. The doing of any act or the omission to do any act by the Managing Member or a Member, the effect of which may cause or result in loss or damage to the Company, if done in good faith and in accordance with the terms of these Regulations or as contemplated by or set forth in the Agreement or the Escrow Agreement, shall not subject the Managing Member or such Member to any liability. The Company shall indemnify and hold harmless the Members and its successors and assigns from any claim, loss, expense, liability, action or damage resulting from any such act or omission including, without limitation, reasonable cost and expenses of litigation (including attorneys fees), except where the same is due to or arising out of the bad faith, fraud, willful misconduct, or gross negligence of the Managing Member or such Members, or is due to or arises out of a breach by such Member of these Regulations, the Agreement, or the Escrow Agreement.

Section III.4 Reserves. Without the prior consent of the Member(s) holding a majority of the Percentage Capital Accounts, the Managing Member may not establish a reserve for anticipated or possible losses of the Company (a “Reserve”) on the Company’s books and records.

Section III.5 Managing Member. The Managing Member shall be K&T. The Managing Member may only be removed and a new Managing Member appointed by vote of the Member(s) holding a majority of the Percentage Capital Accounts.

Notwithstanding the foregoing, until (i) ACC no longer owns an interest in the Company, (ii) eighteen (18) months after the date of these Regulations as to (1) and (2) below, or (iii) ACC is in default of the Agreement or these Regulations, ACC shall have the authority and obligation to represent the Company in the following matters:

(1) Negotiation with Four Naples Limited partnership (“Four Naples”), Four St. James Leasing Co., Inc., and their representatives for the acquisition by the Company of fee simple title to the Property and termination of the Master Lease (“Master Lease”) dated December 1,1982, pertaining to the Property between Four Naples and Four St. James Leasing Co., Inc., for the obtaining of past and future rents relating to the Property, and for obtaining access to the Property for remediation of the existing environmental contamination;

(2) Commencement and prosecution of litigation, and any settlement negotiations pertaining thereto, with regard to the matters set forth in (1) above; and

(3) Remediation of existing environmental contamination of the Property including seeking the issuance of a Site Rehabilitation Completion Order from the Florida Department of Environmental Regulations.

The above items 1, 2, and 3 shall be exercised by ACC in accordance with, and subject to, the terms of the Agreement, with notice to and the right of approval (which approval will not be unreasonably withheld or delayed) by K&T, as to all material agreements, issues and decisions arising in connection therewith, and shall be subject to K&T’s right to reasonably approve litigation counsel (including bankruptcy counsel) and all material matters pertaining to the conduct and settlement of such litigation. The Company shall, upon request by ACC and if required by third parties, provide ACC with appropriate evidence of ACC’s authority to represent the Company in the foregoing matters.

ARTICLE IV

Members’ Powers and Limitations

Section IV.l Company Accounts. The initial funds of the Company are placed and held pursuant to the terms of the Escrow Agreement, and such funds shall be withdrawn in accordance with the terms thereof. Any funds derived from the ownership and operation of the Property shall be deposited as provided in Article (VIII) unless otherwise provided for in the Agreement or the Escrow Agreement. Checks shall be drawn on the Company bank account or accounts for Company purposes only and, unless authorized in advance by all of the Members, shall be signed only by the Managing Member.

Section IV.2 Actions Requiring Majority Consent. Without the consent of the Member(s) holding a majority of the Percentage Capital Accounts, the Managing Member may not do any of the following:

(1) Assign, transfer, pledge, compromise or release any of the claims or debts due the Company except upon payment in full, or arbitrate or consent to the arbitration of any disputes or controversies involving the Company, or

(2) Make, execute or deliver any assignments for the benefit of Creditors or any bond, confession of judgment, chattel mortgage, deed, guaranty, indemnity bond, surety bond, listing agreement, or contract to sell or contract of sale of all or any part of the assets of the Company.

(3) Sell, assign, transfer or otherwise dispose of all or substantially all of the Company’s assets;

(4) Mortgage or put any lien on any Company asset or any interest in the Company except to another party to these Regulations;

(5) Borrow money in the Company name for the Company purposes or utilize collateral owned by the Company as security for any such loan;

(6) Except as contemplated in Article 9 hereof, admit as a Member of the Company any person or entity who is not now a Member;

(7) On behalf of the Company, enter into any contract, agreement or relationship with a Member, the Managing Member, or an Affiliate of a Member or the Managing Member, or

(8) Except for distributions contemplated by Sections 7.2, 7.3 and 7.12 hereof, distribute money or property to a Member, the Managing Member, or to an Affiliate of a Member or the Managing Member, unless otherwise provided f& in the Agreement or the Escrow Agreement.

For purposes of these Regulations, the term “Affiliate” shall mean a related party within the contemplation of Code Section 267(b) and the constructive ownership rules of Code Section 267(c).

ARTICLE V

Compensation

Section V.1 Compensation. Except as expressly provided in the Agreement, no Member, including the Managing Member, shall not be entitled to compensation for its services as Managing Member or as rendered pursuant to any provision of these Regulations.

ARTICLE VI

Capital Contributions and Loans

Section VI.1 Initial Capital Contributions. The initial capital contributions (“Capital Contribution”) by the Members to the Company, and the initial percentage interests of the Members in the Company, shall be as follows:

Members	Capital Contribution	Percentage Capital/Accounts Percentage Interest
K&T	$7,150,000.00	90.51%
ACC	$750,000.00	9.49%

Section VI.2 Capital Accounts. For the purposes of these Regulations, the term “Capital Account” means an account maintained for each Member throughout the term of the Company in accordance with the rules of Treasury Regulation Section 1.704-l(b)(2)(iv), as such Regulation may be amended from time to time, and, to the extent not inconsistent therewith, the Capital Account of each Member shall be credited with: (a)an amount equal to such Member’s cash contributions to the Company, plus (b) the fair market value of any property contributed to the Company by such Member (net of liabilities securing such contributed property that the Company is considered to assume or take subject to under Code Section 752), plus (c) such Member’s share of the Company’s “Net Income” (as hereinafter defined), minus (d) the amount of cash distributions to such Member (other than amounts which an in repayment of debt obligations of the Company to such Member), minus (e) the fair market value of property distributed to such Member (net of liabilities assumed by such Member and liabilities to which such distributed property is subject), and minus (f) such Member’s share of the Company’s “Net Loss” (as hereinafter defined) and deductions, or items thereof, and of expenditures that can neither be capitalized or deducted for tax purposes. It is the intent of the parties hereto to comply with Treasury Regulation Section 1.704-I(b)), and the provisions of these Regulations relating to the maintenance of Capital Accounts shall be so interpreted and applied. In the event that the Managing Member shall determine that it is prudent to modify the manner in which the Capital Accounts, or any additions or deletions thereto, are computed in order comply with such Treasury Regulations, the Managing Member shall make such modifications, provided that it is not likely to have a material effect on the amounts distributable to any Member pursuant to the provisions of these Regulations. The Managing Member shall have the right to make any appropriate modifications to these Regulations in the event unanticipated events cause the manner in which Capital Accounts are computed to not comply with Treasury Regulation Section 1.704-1(b).

Section VI.3 Withdrawals from Capital Accounts. Except as expressly provided herein or in the Agreement or the Escrow Agreement, no Member shall be entitled to withdraw any amount from his, her or its Capital Account in the Company, and no Member shall have the right to demand and receive property other than cash in return for any contributions to the capital of the Company.

Section VI.4 Interest on Capital Accounts. Except as expressly provided herein, no Member shall be entitled to any interest on his, her or its Capital Account or on his, her or its contributions to the capital of the Company. The foregoing shall not prevent or prohibit any Member from receiving interest with respect to any amounts borrowed by the Company from a Member or any Affiliate thereof.

Section VI.5 Additional Contributions. ACC shall be responsible for certain expenses of the Company as described in the Agreement that may exceed the funds held in escrow under the Escrow Agreement with respect to all other expenses. In the event the Company shall not have sufficient funds to pay its outstanding debts and obligations prior to the delinquency thereof, the Member(s) holding a majority of the Percentage Capital Accounts shall determine the amount of necessary additional Capital and the Managing Member shall notify each Member hereto that he, she or it has a first right to contribute a pro rata amount to the capital of the Company in order to preserve his, her or its Percentage Capital Account. In the event that a Member does not contribute his, her or its pro rata share of the necessary additional capital, then any or all other Members may make an additional capital contribution to the Company. In such an event, the Percentage Capital Account(s) of the Member or Members who so contribute additional capital will increase, and the Percentage Capital Account(s) of the non-contributing Member or Members will decrease, in accordance with the relative balances of the Members Capital Accounts following such contribution or contributions. Any such additional contribution of capital by a Member shall be referred to herein as an “Additional Capital Contribution”.

Section VI.6 Loans by Members. In addition to the contributions described in Section 6.5 hereof, a Member may offer to make a loan to the Company from time to time as needed by the Company. The terms and conditions of such loan shall be determined by the Member offering to make such a loan, and the acceptance of any such loan by the Company shall require the consent of the Member(s) holding a majority of the Percentage Capital Accounts.

ARTICLE VII

Distributions of Cash and Allocations of Profit and Loss

Section VII.1 Definitions. For purposes of these Regulations, the following terms and phrases shall have the meanings indicated:

(1) “Capital Account”, “Capital Contribution” and “Additional Capital Contributions” shall have the meanings ascribed to such terms in Sections 6.1,6.2 and 6.5 hereof, respectively.

(2) “Capital Transaction” shall mean the sale, exchange, refinancing, condemnation, damage or destruction of all or any part of the property or assets of the Company. However, net insurance proceeds not used or required for the repair, replacement or restoration of the property or assets of the Company shall be included in net proceeds from a Capital Transaction.

(3) “Cash Flow” for any year or fraction thereof, shall mean the net cash revenues and funds received by the Company for such year or fraction thereof from all sources, determined on the cash receipts and disbursements method of accounting, without allowance for any amounts not representing actual cash receipts or disbursements, increased by funds released from any Reserves, but excluding any proceeds realized from a Capital Transaction, loan or proceeds of casualty insurance (except rental income insurance), or the Capital Contributions of the Members and decreased (but not below zero) by:

a) All additions to Reserves;

b) Capital expenditures made by the Company or which the Company is obligated to make during such year or fraction thereof in the operation of or in connection with its business, to the extent not funded by any Reserves or by the proceeds of a Capital Transaction;

c) To the extent not otherwise deducted, payments on Company indebtedness (including, but not limited to, any indebtedness owed by the Company to a Member or an Affiliate of a Member, which shall be paid prior to my distributions to the Member) and any amount of the disbursements paid in such year which is amortized in any other year for accounting purposes;

d) Any distributions made pursuant to Section 7.12 hereof; and

e) Any other expenditures of the Company.

(4) “Net income” or “Net Loss” for any fiscal year shall mean the net income or net loss, respectively, of the Company for U.S. federal income tax purposes determined in accordance with sound accounting principles and general practices consistently applied, excluding, however, any gain or loss realized by the Company from a Capital Transaction.

(5) As to each Member, “Percentage Capital Account” shall mean the percentage set forth opposite each member’s name in Section VI.1 of these Regulations.

(6) “Unrecovered Capital Contribution” shall mean, at any time, an amount equal the difference, if any, of a Member’s Capital Contribution, plus Additional Capital Contributions, minus all amounts theretofore distributed to such Member pursuant to Section 7.2(1) and Section 7.3(1) hereof.

Section VII.2 Distribution of Cash Flow. On a quarterly basis, the Managing Member shall compute the amount of Company Cash Flow that is available for distribution. Except as may be otherwise set forth in the Agreement and the Escrow Agreement, such Cash Flow shall be distributed in the following order of priority:

(1) First, such Cash Flow shall be distributed to the Members, on a pro rata basis in accordance with their respective Unrecovered Capital Contributions, to the extent of such Unrecovered Capital Contributions.

(2) Then, any remaining Cash Flow shall be distributed to the Members in accordance with their respective Percentage Capital Accounts.

Section VII.3 Distributions With Respect to Capital Transactions. At such time or times as the Managing Member shall determine, the Managing Member may distribute the net proceeds from Capital Transactions (after payment of all applicable expenses and less any cash reserves), in the following order of priority:

(1) First, such net proceeds shall be distributed to the Members, on a pro rata basis in accordance with their respective Unrecovered Capital Contributions, to the extent of such Unrecovered Capital Contributions.

(2) Then, any remaining net proceeds shall be distributed to the Members in accordance with their respective Percentage Capital Accounts.

Notwithstanding the foregoing, (A) if the borrower pays off the Loan or the Loan is sold by the Company in whole or in part, the proceeds of such payoff or sale shall be allocated amongst the Members in the following order and priority: (i) the first $5,650,000.00 from such payoff or sale of the Loan (including any interest paid by the Borrower) shall be paid to K&T; (ii) the next moneys from such payoff or sale(including any interest paid by the Borrower) shall be placed in the escrow account established pursuant to the Escrow Agreement up to the sum of money which will result in the balance of such account equaling $2,250,000.00, and, if and when the Loan has been paid off or sold in full (other than as a result of a foreclosure action in which the Company becomes the owner of the Property), the funds held in such escrow account shall be divided one-third (1/3) to ACC (provided ACC had not prior thereto transferred its interest in the Escrow Account to K&T pursuant to the terms of the Agreement) and two-thirds (2/3) to K&T, pari passu; and (iii) any remaining moneys (including any interest paid by the Borrower) shall be paid 90.51% to K&T and 9.49% to ACC (provided ACC is at such time still an owner of an interest in the Company), and (B) if the Company becomes the owner of the Property, any proceeds from the sale of the Property or placement of financing on the Property shall belong and be paid to and shall be the property of K&T, and ACC shall have no interest therein.

Section VII.4 Allocation of Net Income. The Net Income of the Company for each fiscal year of the Company shall be allocated among the Members in the following order of priority, prior, to taking into account distributions of Cash Flow or proceeds of Capital Transactions for such fiscal year:

(1) First, the Net Income shall be allocated among those Members who have deficits in their Capital Accounts, on a pro rata basis in accordance with such deficits, until such deficits have been eliminated; and

(2) Second, the Net Income shall be allocated among the Members (after taking into account any “Regulatory Allocations” described in Section 7.8 hereof) in a manner so that each Member’s Capital Account equals the amount of cash which would be distributed to each such Member pursuant to the provisions hereof upon a hypothetical liquidation of the Company. In computing the amounts so distributable as a result of a hypothetical liquidation of the Company as aforesaid, it shall be presumed that (a) all of the Company’s assets are sold for cash at their respective values reflected on the books of account of the Company and determined in accordance with Code Section 704(b) and the Treasury Regulations promulgated thereunder (i.e., book value), without further adjustment, (i) payments to any holder of a nonrecourse debt are limited to the book value of the assets securing repayment of such debt, and (ii) the proceeds of such hypothetical sale are applied and distributed in accordance with Section 7.3 hereof. If the Company has Net Income or gains from Capital Transactions at any time when the Members’ Capital Account balances are less than zero, and the hypothetical liquidation described in this Section would not result in any distributions to the Members, such Net Income or gains from Capital Transactions shall be allocated to the Members in proportion to their respective negative Capital Account balances, until such negative balances have been eliminated. The Managing Member are hereby authorized to specially allocate any items of income, gain, loss, deduction or credit as he, she or it may deem necessary in order to achieve the intent of this Section 7.4.

Section VII.5 Allocation of Net Loss. The Net Loss of the Company for each fiscal year of the Company shall be allocated, first, to the Members on a pro rata basis in accordance with their respective Unrecovered Capital Contributions, to the extent of each Member’s Unrecovered Capital Contribution; then, the balance of the Net loss, if any, shall be allocated to the Members, pm rata in accordance with their respective Percentage Capital Accounts.

Section VII.6 Allocation of Capital Transaction Gains. All gains recognized by the Company from a Capital Transaction shall be allocated among the Members in the following order of priority, prior to taking into account distributions of Cash Flow or proceeds of Capital Transactions for such fiscal year:

(1) First, such gain shall be allocated among those Members who have deficits in their Capital Accounts, on a pro rata basis in accordance with such deficits, until such deficits have been eliminated; and

(2) Second, such gain shall be allocated among the Members (after taking into account any “Regulatory Allocations” described in Section 7.8 hereof) in a manner so that each Member’s Capital Account equals the amount of cash which would be distributed to each such Member pursuant to the provisions hereof upon a hypothetical liquidation of the Company. In computing the amounts so distributable as a result of a hypothetical liquidation of the Company as aforesaid, it shall be presumed that (a) all of the Company’s assets arc sold for cash at their respective values reflected on the books of account of the Company and determined in accordance with Code Section 704(b) and the Treasury Regulations promulgated thereunder (i.e., book value),without further adjustment, (b) payments to any holder of a nonrecourse debt are limited to the book value of the assets securing repayment of such debt, and (c) the proceeds of such hypothetical sale are applied and distributed in accordance with Section 7.3 hereof. If the Company has Net Income or gains from Capital Transactions at any time when the Members’ Capital Account balances are less than zero and the hypothetical liquidation described in this Section would not result in any distributions to the Members, such Net Income or gains from Capital Transactions shall be allocated to the Members in proportion to their respective negative Capital Account balances, until such negative balances have been eliminated. The Managing Member are hereby authorized to specially allocate any items of income, gain, loss, deduction or credit as he, she or it may deem necessary in order to achieve the intent of this Section 7.6.

Section VII.7 Allocation of Losses From Capital Transaction. All losses recognized by the Company from a Capital Transaction shall be allocated among the Members in the following order of priority:

(1) First, losses shall be allocated among the Members who have a positive balance in their Capital Accounts, pro rata in accordance with the amount of their respective positive balances, until the balances of their respective Capital Accounts shall equal zero.

(2) The balance of any such losses, if any, shall be allocated among the Members, pro rata in accordance with their respective Percentage Capital Accounts.

Section VII.8 Regulatory Allocations.

(1) Notwithstanding the other provisions of this Article 7, if the amount of Net Loss from the operations of the Company or from a Capital Transaction that would otherwise be allocated among the Members for any fiscal year would cause or increase a deficit balance in the Capital Account of one or more Member to an amount in excess of his, her or its share of minimum gain (as defined in the Treasury Regulations promulgated under code section 704) as of the last day of such fiscal year, then the amount of such items (consisting of a pro rata portion of each such item) equal to such excess shall be allocated among all such Member, pro rata in accordance with the relative amounts of such deficit balances.

(2) Notwithstanding any provision hereof to the contrary, in the event one or more Members have a deficit balance in its Capital Account as of the last day of a fiscal year which exceeds his, her or its share of the minimum gain as of such last day, then all items of profits of the Company (consisting of a pro rata portion of each item of Company profits) for such fiscal year shall be allocated among all such Members, pro rata in accordance with the relative amounts of the excess of each such Member’s deficit Capital Account balance over his, her or its share of minimum gain, in the amount required to eliminate such excess as quickly as possible.

(3) Notwithstanding any provision hereof to the contrary, if there is a net decrease in the minimum gain during any fiscal year of the Company and if one or more Members have a deficit balance in his, her or its Capital Account as of the last day of such fiscal war which exceeds its share of the minimum gain as of such last day, then all items of profits of the company for such fiscal year (and, if necessary, for subsequent fiscal years), shall be allocated among all such Members, pro rata in accordance with the relative amounts of the excess of each such Member’s deficit Capital Account balance over his, her or its share of minimum gain, in the amount necessary to eliminate such excess as quickly as possible.

Section VII.9 Tax Matters Partner. K&T is designated as the “tax matters partner” of the Company pursuant to Code Section 623l(a)(7).

Section VII.10 Amortization and Allocation of Organization and Start-Up Expenses. The Company shall elect to amortize over a period of sixty (60) calendar months all organization expenses in accordance with the provisions of Code Section 709(b) and all start-up expenses in accordance with the provisions of Code Section 195.

Section VII.11 Taxation as a Partnership. The Company shall be treated as a partnership for U.S. federal and state tax purposes. Neither the Managing Member nor any Members shall cause the Company to elect to be treated as an association, taxable as a corporation, for U.S. federal or state tax purposes, unless such election shall be approved in advance in writing by all of the Members.

Section VII.12 Mandatory Distributions. Except as otherwise provided in the Agreement or Escrow Agreement, and except as to moneys held in the Escrow Account pursuant to the Escrow Agreement the Company, within ninety(90) days after the end of each taxable year of the Company, or at such times more frequently as the Company shall determine, shall distribute cash to each Member in an amount equal to that Member’s percentage of the Company’s taxable income attributable lo his or her share of income, credits, deductions and other adjustments of the Company for the taxable year then ending which is equal to the top marginal federal income tax rate applicable to any of the Members of the Company, plus the top marginal state income tax rate applicable to any of the Members of the Company. For purposes of this Section 7.12, the foregoing required yearly cash distribution to each Member of the Company shall be reduced by the total of all cash distributions made to the Members during the previous taxable year with respect to his, her or its partnership interest in the Company (other than cash distributions made during the ninety(90) days of the taxable year which were required by this Section 7.12 for the previous taxable year).

ARTICLE VIII

Banking

One or more bank accounts shall be used for the general business and accounting of the Company. All funds of the Company shall be deposited into such an account or accounts in such bank or banks or other financial institutions as the Managing Member shall determine. Withdrawal from such accounts and any directions or request given by the Members to any bank or financial institution to pay a third party shall be made only upon the signature of the Managing Member or such other person or persons as all of the Members may, from time to time, designate for such purpose.

ARTICLE IX

Transfer of Interests

Section IX.1 General Provisions. It is not anticipated by these Regulations that new Members shall be admitted to the Company, nor that any new interests in the Company will be created. A Member shall not pledge, cause a lien to be placed against, or encumber his, her or its interest in the Company in any way, except as otherwise provided in this Article 9. Without the prior written consent of all parties hereto, no Member (a “Selling Member”) shall transfer, sell, devise, bequeath, give or otherwise dispose of all or any portion of his, her or its interest in the Company (the “Offered Interest”) to any person (a “Third Person”) other than a party hereto, without providing written notice thereof (the “Notice”) to the Company and all of the other Members (each a “Nonselling Member”), which Notice shall include the name of the Third Person, along with the terms and conditions of such proposed sale, and offering to sell the Offered Interest in accordance with Section 9.2 hereof. A transfer of a controlling interest in either ACC or K&T by the present holder thereof shall constitute a transfer of such entities interest in the Company for the purposes of this Article IX.

Section IX.2 Notice; Right of Refusal.

(1) Within sixty (60) days after the receipt by the Company of the Notice, the Company may accept the purchase of all or any portion of the Offered Interest, for the same price and on the same terms as specified in the Notice. If the Company shall not have accepted the purchase of all of the Offered Interest, then (within seventy-five (75) days after the date of the company’s receipt of the Notice) the Nonselling Members may, pro rata in accordance with their relative Percentage Capital Accounts, purchase that portion of the Offered Interest not accepted by the Company, for the same price and on the same terms as specified in the Notice. If (after the forgoing procedure) the Company and/or the Nonselling Members shall not have accepted the purchase of all of the Offered Interest, then (within ninety (90) days after the date of the Company’s receipt of the Notice) those Nonselling Members who (in accordance with the immediately preceding sentence) shall have accepted the purchase of his, her or its pro rata portion of the Offered Interest may (pro rata or otherwise, as they shall agree) accept the purchase of that portion of the Offered Interest not theretofore accepted, for the same price and on the same turns as specified in the Notice.

(2) In the event of the acceptance by the Company and/or the Nonselling Members of the purchase of all of the Offered Interest, the closing of the purchase and sale transaction shall take place within one hundred twenty (120) days after the date of the Company’s receipt of the Notice.

(3) If all of the Selling Members Offered Interest shall not have been accepted for purchase by the Company and/or the Nonselling Members, the Selling Member shall not be obligated to sell any of the Offered Interest to the Company or any Nonselling Member, and may transact a bona fide sale of all of the Offered Interest to the Third Person described in the Notice for the price and terms specified therein; provided, however, that the closing of any such purchase and sale must take place within sixty(60) days after the last day the Nonselling Members could accept the purchase of any portion of the Offered Interest, and such transaction with such Third Person must close at a price and terms equal to or in excess of the price and with no worse terms than as stated in the Notice. If the Selling Member shall fail to transact such sale within such sixty (60) day period, the Offered Interest shall again become subject to all the restrictions of these Regulations.

Section IX.3 Sale or Assignment to a Third Party. Unless otherwise agreed to in writing by the remaining Member, the purchaser, assignee or transferee of all or any portion of the Selling Member’s Offered Interest (i) shall not be entitled, during the continuance of the Company, to be a Member or have any voice in the management or administration of the Company’s business or affairs, and (ii) by purchasing such Selling Member’s Offered Interest, the Third Party shall be deemed to have assumed all obligations of the Selling Member pursuant to the (a) Regulations, (b) Agreement and (c) Escrow Agreement, and the purchaser, assignee or transferee agrees, as a condition of its acquiring the Selling Member’s Offered interest, and simultaneously therewith, to execute an assumption agreement, acceptable to the remaining Member, wherein it assumes all of the Selling Member’s obligations arising pursuant to the Agreement, the Escrow Agreement and these Regulations.

Section IX.4 Death or Dissolution of Member(s).

(1) In the event of the death of an individual Member or the dissolution of a corporate or partnership Member, Company and the remaining Member or Members shall have the option to purchase the deceased or dissolved Member’s interest in the Company, as provided in this Section 9.4. Within ninety (90) days after the receipt by the Company of notice from the personal representative of the death of a Member or notice of dissolution from the last Board of Directors or other authorized representative of a dissolved Member, Company may purchase all or any portion of the deceased or dissolved Member’s interest, at Net Fair Market Value as determined in Section 9.4(2). If the Company shall not have exercised the option to purchase all of the deceased or dissolved Member’s interest, then (within one hundred twenty(l20) days after the date of Company’s receipt of the notice) the Member may, pro rata in accordance with their relative percentage interests, purchase that portion of the deceased or dissolved Member’s interest not accepted by the Company, for Net Fair Market Value. If (after the forgoing procedure) the Company and/or the remaining Members shall not have exercised the option to purchase all of the deceased or dissolved Member’s interest, then any remaining interest may be sold to a third person, subject to the provisions of Section 9.2 and 9.3 hereof. However, any entity which purchases the deceased or dissolved Member’s interest shall be deemed to have assumed all obligations of the deceased or dissolved Member pursuant to the (i) Regulations, (ii) Agreement and (iii) Escrow Agreement, and the purchaser, assignee or transferee agrees, as a condition of its acquiring the deceased or dissolved Member’s interest, and simultaneously therewith, to execute an assumption agreement, acceptable to the remaining Member, wherein it assumes all of the deceased or dissolved Member’s obligations arising pursuant to the Agreement, the Escrow Agreement and these Regulations.

(2) The Net Fair Market Value of the interest of a deceased or dissolved Member shall be determined as of the date of death or dissolution by utilizing the following method: The Net Fair Market Value of such interest shall be determined by agreement between the Company (as determined by a majority vote of the remaining Members based upon their percentage interest) and the personal representative of his or her estate or the trustees of his or her trust, in the case of a deceased Member; or the last Members of the Board of Directors in the case of a dissolved Member. If the parties are unable to so agree, the value of such interest shall be equal to the fair market value of the Member’s percentage interest in the Company, as determined by an appraisal of the Company (such appraisal shall take into consideration the rights and obligations of each Member pursuant to these Regulations, the Agreement and the Escrow Agreement and the impact thereof on the said fair market value) by one disinterested appraiser, who shall be selected by the parties, and such appraiser’s estimate of value shall be the final value. However, if the parties are unable to agree on the appraiser to be selected, then each party shall appoint its own appraiser who or which shall conduct an appraisal of the Company and select (along with such other appraiser) a third person who shall review the appraisals prepared by such two appraisers, shall serve as the final arbitrator of the value of the Company and shall be free to so appraise at a value equal to either of the two appraisals so obtained or at any value in between them. If only one appraiser is chosen, then his estimate of value shall be the final value.

For purposes of these Regulations, the term “appraiser” shall mean an MAI-certified appraiser. In determining the Net Fair Market Value of a Member’s interest, appropriate reductions shall be made for customary costs that would be the responsibility of the Company if it were to sell the assets of the Company (e.g. real estate brokerage fees, transfer taxes, title insurance premiums) and appropriate discounts for lack of marketability or for minority interest shall be employed. If only one (1) appraiser is engaged by the parties hereto, then the cost of such appraiser shall be paid by the Company. If each party is required to engage an appraiser and the two appraisers so engaged shall engage a third appraiser, then each party shall pay for the cost of the appraiser engaged by such party and the two parties shall split the cost of the third appraiser so engaged.

Section IX.5 Tax Effect of Transfers.

(1) In the case of the transfer of a Member’s interest in the Company pursuant to the provisions hereof at any time other than the end of the fiscal year of the Company, the distributive shares of the various items of income, gains, losses, deductions and credits of the Company, as computed for U.S. federal and state income tax purposes, shall be allocated between the transferor and the transferee pursuant to the “closing of the books method” described in Treasury Regulation Section 1.706-l(c)(2) or, if such method is not available to the Company or the transferor and the transferee otherwise agree, any such allocation shill be made pursuant to the provisions of Treasury Regulation Section 1.706-1(c)(4).

(2) In the case of the transfer of a Member’s interest in the Company pursuant to any provision hereof, the Company shall, if timely requested by a transferee who shall become a substituted or additional Member hereunder in accordance with Section 93 hereof, file the election contemplated by Code Section 754 and the Treasury Regulations promulgated thereunder in order to adjust the basis, for federal income tax purposes, of property of the Company in the manner provided in Code Section 743. Such transferee shall bear all costs and out-of-pocket fees (including fees of certified public accountants or attorneys) incurred by the Company as a result of the Code Section 754 election.

Section IX.6 Transfer to K&T. The Agreement provides for, and in certain cases requires, the transfer of ACC’s membership interest in the Company to K&T, and notwithstanding anything contained herein to the contrary, all such provisions of the Agreement, including but not limited to Paragraphs 5C, 5D, and 5E of the Agreement, are incorporated herein by reference and take precedence over and control over any conflicting provision contained herein.

ARTICLE X

Dissolution

Section X.1 Death or Dissolution. The death of an individual Member or the dissolution of a corporate or partnership Member shall not cause the dissolution of the Company. The bankruptcy of a Member shall not cause a dissolution of the Company.

Section X.2 Accounting. In the event of the dissolution of the Company, a proper accounting shall be made of the Capital Account of each Member and of the net profit or net loss of the Company from the date of the last accounting to the date of dissolution.

Section X.3 Distribution and Liquidation. Upon dissolution of the Company, the assets of the Company shall be applied to or distributed in liquidation the following order of priority, except as may be otherwise provided for in these Regulations (including but not limited to Section 1.1 of the Regulations), the Agreement or the Escrow Agreement:

(1) First, to pay to all creditors of the Company (including, but not limited to any Member or Affiliates of Member which shall be creditors of the Company).

(2)	Second, to pay to the Members, pro rata in accordance with their respective Percentage Capital Accounts.

ARTICLE XI

Miscellaneous Provisions

Section XI.1 Notices. All notices, demands, consents, approvals or other communications provided for in these Regulations or required by law shall be delivered personally by overnight delivery service (e.g., Federal Express or DHL) or private courier service or sent by certified or registered mail, return receipt requested, first class postage prepaid, addressed to the company or the Members, as applicable, at the address set forth opposite or beneath the Company’s or such Member’s name of the signature pages of these Regulations (or, in the case of a person who becomes a Member after the effective Date hereof, at the address for notices furnished by such person to the Company at the time of his, her or its admission), unless notice of a change of address is given to the Company and all Members pursuant to the provisions of this Section 11.1. Any notice given by counsel for any Member shall be deemed a valid notice if addressed and sent in accordance with the provisions of this Section 11.1.

Section XI.2 Integration. The Regulations set forth all (and is intended by all parties hereto to be an integration of all) of the promises, agreements, statements, conditions, understanding, warranties and representations among the parties hereto with respect to the Company, the Company business and the property of the Company, and there are no promises, agreements, conditions, understanding, warranties, or representations, oral or written, express or implied, among them other than as set forth herein, or in the Agreement or the Escrow Agreement.

Section XI.3 Governing Law. It is the intention of the parties that all questions with respect to the construction and interpretation of these Regulations, and the rights and liabilities of the parties hereto, shall be determined in accordance with the laws of the State of Florida.

Section XI.4 Severability. In the event that any provision of these Regulations shall be held to be invalid or unenforceable, or the application of any provision of these Regulations to any person or circumstance shall, to any extent, be held to be invalid or unenforceable, the remainder of these Regulations, or the application of any provision hereof to any person or circumstances as to which it has not been held to be invalid or unenforceable, shall remain in full force and effect and shall be enforceable to the fullest extent provided by law.

Section XI.5 Counterparts. These Regulations may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which shall constitute one and the same Agreement.

Section XI.6 Binding Effect. These Regulations and each and every provision hereof shall be binding upon and inure to the benefit of the parties hereto and the respective heirs, successors, personal representatives and assigns of the parties hereto, subject to-the provisions of these Regulations regarding transfers of Members’ interest in the Company.

Section XI.7 Succession of Managing Member. A Managing Member may resign from such position by delivering notice to the Company and all Members, such resignation to be effective upon delivery of such notice to the Company. A Managing Member may be removed from his, her or its position as Managing Member upon the vote of the Member(s) holding a majority of the Percentage Capital Accounts. Upon the death, resignation or removal of a Managing Member from his, her or its position as Managing Member, the Members shall elect by vote of the Member(s) holding a majority of the Percentage Capital Accounts a successor Managing Member of the business and affairs of the Company, who may (but who need not) be a Member of the Company.

Section X1.8 Amendments and Termination. An amendment to these Regulations shall become effective only upon the execution of a written instrument describing such proposed amendment by all of the Members. If only one entity is the owner of the entire membership interest in the Company, such entity shall have the right to terminate the Regulations.

Section XI.9 Incorporation by Reference. The terms and conditions of the Agreement and the Escrow Agreement are incorporated herein by reference as if they had been fully set forth in these Regulations. In the event any of the terms and conditions of any of these three (3)

agreements conflict with each other, the terms and conditions of the Agreement shall control and prevail, followed next by the terms and conditions of the Escrow Agreement, and lastly by the terms and conditions of these Regulations.

Section XI.10 Facsimile. Facsimile copies of these Regulations and the signatures thereon shall have the same force and effect as if the same were original.

IN WITNESS WHEREOF, the undersigned parties have signed these Regulations as of the day and year first above-written.

MEMBERS:

ASSET CAPITAL CORPORATION, LLC

WITNESSES:

Print Name:	/s/ Peter Minshall

K&T ACQUISITION CORP. As a Member and as the Managing Member

SCHEDULE A

[Insert legal description of the Property]

A parcel of land in Section 1, Twp. 37S., Rge. 18 e., Sarasota county Florida, being that part of Lots; 1, 2 & 3. Blk. 1, of “Sarasota Venice Co’s. Subdivision of Section 1. Twp. 37S., Rge. 18 E”, recorded in P.B.A. Page 12, Public Records of Sarasota County, Florida, lying w’ly of the w’ly R/W for I-75, E’ly of the E’ly line of existing 60’ “maintained” R/W for Cattlemen Road, S’ly of the S’ly R/W for Bee Ridge Road, and N’ly of the S’ly line of said Lots 2 & 3, further described as follows:

Commence at the N.E. corner of said Section 1; thence s 2o 26’ 03” W along the E’ly line of said Section 1 for a distance of 1356-90’ to the S.E. corner of said Lot 2 (in said I-75 R/W); thence N 89o 16’19” W along the S’ly line of said Lot 2, for a distance of 435.90’ to the W’ly R/W of said I-75; thence N 89o 36’19” W along said S’ly line of Lots 2&3 for a distance of 899.08’ to a point on said E’ly line of existing 60o “maintained” R/W for Cattlemen Road, said point being on a curve concave to the N.W. whose radius point is located N 86o 33’ 52” W 5747.50; thence NE’ly along said “maintained” R/W line and arc of said curve, through a central angle of 2o 19’ 59”, 234.05’ to the P.T.; thence N 1o 06’ 09” E continuing along said “maintained” R/W for Cattlemen Road, 265.38’ for a P.O.B.; thence continue N 1o 06’ 09” along said R/W 51006”; thence along said R/W line S 89o 35’ 19” E. 10.00’; thence N 1o 23’ 41” E/168.48’ to a point on the S’ly R/W for Bee Ridge Road; thence S 88o 25’ 26” E. along said S’ly R/W for Bee Ridge Rd., 134.59’ to the W’ly R/W of I-75; thence along said W’ly R/W of I-75 the following 4 calls: S 45o 53’ 14” E. 266.66’; S 18o 22’ 25” E. 248.03’; S 15o 37’ 32” E. 470.20’ to a P.C. of a curve concave to the S.W. having a radius of 1815.86’; S’ly along arc of said curve through a central angle of 0o 40’ 06”, 21.18’; thence N 0o 23’ 41” E. 133.27; thence N 89o 36’ 19” W. 192.95” to the P.O.B.

Containing 12.19 acres, more or less.

Together with Rights and Benefits in that certain Declaration of Restrictions, Grant of Easements and Operating Agreement dated September 22,1982 recorded in Official Record Book 1536 Pages 1619 thru 1647 inclusive and in that certain Easement Agreement dated March, 26, 1982, recorded in Official Record book 1501, Page 1469 and re-recorded in Official Record Book 1526, Page 1844, of said records.